Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
--------.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") announcing the delivery of a Panamax dry bulk carrier, expanding the Company's fleet to fourteen vessels.

                                                                      Exhibit 1

                                                             Corporate Contact:
                                                              Ioannis Zafirakis
                                                    Director and Vice-President
                                                    Telephone: + 30-210-9470100
                                                izafirakis@dianashippinginc.com
For Immediate Release
                                                  Investor and Media Relations:
                                                                    Edward Nebb
                                                               Euro RSCG Magnet
                                                    Telephone: + 1-212-367-6848
                                                           ed.nebb@eurorscg.com


                  DIANA SHIPPING INC. TAKES DELIVERY OF PANAMAX
                   BULK CARRIER, EXPANDING FLEET TO 14 VESSELS


ATHENS, GREECE, August 11, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has taken delivery of the Yasmine Venture, a 73,546 dwt Panamax dry bulk carrier, built in Jiangnan Shipyard (Group), Co. Ltd., Shanghai in 2006. The vessel, which will be renamed Naias, was purchased for US$39.6 million as previously announced and is chartered to Bocimar Belgium N.V. for a period of about 11-13 months, at the charterer's option, at a rate of $21,000 net of commissions expected to commence August 12, 2006.

With the delivery of the Naias, Diana Shipping has increased its fleet to fourteen vessels (thirteen Panamax dry bulk carriers and one Capesize dry bulk carrier). In addition the combined deadweight of the fleet has increased to approximately 1,138,232 tons and the weighted average age has decreased to 3.9 years.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  DIANA SHIPPING INC.
                                      (registrant)


Dated:  August 15, 2006                    By:  /s/ Anastassis Margaronis
                                                --------------------------
                                                Anastassis Margaronis
                                                President







SK 23159 0002 695242